                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------


                                    FORM 11-K

                         ------------------------------

[ X ] Annual Report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002.

                                       or

[   ]  Transitional Report pursuant to section 15(d) of the Securities Exchange
       Act of 1934 for the transition period from _________ to __________.


                                     1-5452
                            (Commission File Number)


                         ONEIDA Ltd. 401(K) SAVINGS PLAN
                    Full title of the plan and the address of
           the plan, if different from that of the issuer named below



                                   ONEIDA LTD.
                             163-181 Kenwood Avenue
                             Oneida, New York 13421
                                 (315) 361-3636
                Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office:

                         Oneida Ltd. 401(k) Savings Plan
                              Financial Statements

                           December 31, 2002 and 2001

                                      Index


                                                                                                          Page
                                                                                                          ----
Report of Independent Auditors ......................................................................        3

Financial Statements:

   Statements of Net Assets Available for Benefits,
      as of December 31, 2002 and 2001 ..............................................................        4

   Statements of Changes in Net Assets Available for Benefits,
       for the Years Ended December 31, 2002 and 2001 ...............................................        5

   Notes to Financial Statements ....................................................................      6-9

Supplemental Schedule:

   Schedule of Assets Held for Investment Purposes,
      Schedule H, Item VI(i), as of December 31, 2002 * .............................................    10-11


Signature Page.......................................................................................     12

Exhibits:

         Exhibit 23.1 - Consent of Independent Accountants...........................................     13

         Exhibit 99.1 - Certification of Chief Executive Officer Pursuant
         to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of
         the Sarbanes-Oxley Act of 2002..............................................................     14

         Exhibit 99.2 - Certification of Chief Financial Officer Pursuant
         to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of
         the Sarbanes-Oxley Act of 2002..............................................................     15



* Refers to item number in Federal Form 5500.

                         Report of Independent Auditors



To the Trustees, Administrative Committee and Participants of the Oneida Ltd.
401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oneida Ltd. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSE COOPERS LLP


June 13, 2003


Oneida Ltd. 401(k) Savings Plan

Statements of Net Assets Available for Benefits
as of December 31, 2002 and 2001
---------------------------------------------------------------------------------------

Assets                                                            2002          2001
Investments, at fair value:
    Money Market Funds                                        $ 3,199,393   $ 3,244,086
    Mutual Funds                                               45,289,140    52,619,626
    Common Stock                                                  127,918       156,164
    Participant loans                                           1,974,787     2,161,303
                                                              -----------   -----------
        Total investments                                      50,591,238    58,181,179
                                                              -----------   -----------
        Net Assets Available for Benefits                     $50,591,238   $58,181,179
                                                              -----------   -----------
                                                              -----------   -----------


    The accompanying notes are an integral part of the financial statements.


Oneida Ltd. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
----------------------------------------------------------------------------------------

                                                                 2002          2001
Additions to net assets attributed to:
  Investments:
    Interest and dividends                                    $ 1,063,239   $ 1,570,307
    Net depreciation in fair value of investments              (9,208,716)   (6,456,551)
  Contributions:
    Participants                                                3,435,121     4,230,453
  Loan interest income                                            164,187       190,270
  Transfers from other plan                                            --     1,436,535
                                                              -----------   -----------
        Total additions                                        (4,546,169)      971,014
                                                              -----------   -----------
Deductions from net assets attributed to:
  Distributions to participants                                 3,022,845     5,436,067
  Administration expenses                                          20,927        22,158
                                                              -----------   -----------
        Total deductions                                        3,043,772     5,458,225
                                                              -----------   -----------
        Net decrease                                           (7,589,941)   (4,487,211)

Net assets at beginning of year                                58,181,179    62,668,390
                                                              -----------   -----------
        Net Assets at End of Year                             $50,591,238   $58,181,179
                                                              -----------   -----------
                                                              -----------   -----------


    The accompanying notes are an integral part of the financial statements.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
------------------------------------------------------------------------------


1.     Description of the Plan

       The following brief description of the Oneida Ltd. 401 (k) Savings Plan ("the Plan") sponsored by Oneida Ltd. ("the Company") is provided for general information purposes only. Participants should refer to the Plan agreement, as amended for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan principally comprised of employee payroll withholdings, deferred bonuses and employer contributions. All full-time employees of Oneida Ltd., Kenwood Silver Company, Inc. and Buffalo China, Inc. are eligible after 1,000 hours of service within a calendar year or within the first year of service. The Plan also has established criteria for redistribution of forfeitures, normal, early and disability retirement, death benefits and withdrawals of voluntary contributions under approved financial hardship cases. As part of the Plan, the Company entered into a trust agreement with Fidelity Investments Institutional Operations Company, Inc., trustee and recordkeeper, pursuant to the terms of the agreement between the Oneida Ltd. 401 (k) Savings Plan and Fidelity Management Trust Company.

       Contributions

       Through automatic payroll deduction, employees in the Plan ("Participants") may contribute from 1% to 25% of eligible pay on a pre-tax basis, up to the annual IRS dollar limit as specified in writing and may change such election at any time. The Plan allows Participants to hold no more than twenty-five percent (25%) of the Participants existing account balance in Oneida Ltd. Company Stock. During 2002, the Company offered a catch-up contribution to employees 50 and above. As a result, all eligible employees were allowed to contribute an additional $1,000 to the Plan.

       Contributions from Oneida Ltd. ("the Company") to the Plan are discretionary. There were no employer contributions made during 2002.

       Vesting

       After 5 vesting years of service, Participants are fully vested in any employer contributions to their accounts, as well as earnings thereon. A vesting year of service is any year in which the employee works 1,000 or more hours. Participants are always fully vested in their contributions to the Plan and any earnings thereon. Forfeited employer contributions are used to reduce future employer contributions. Forfeitures were $5,639 during 2002. Plan assets include accounts of terminated employees who have elected to remain in the Plan. These assets amounted to $2,381,497 at December 31, 2002.

       Participant Loans

       The Plan allows Participants to borrow amounts up to $50,000 from their accounts. Participant loans are repayable over one to five years, or up to 30 years if for a primary residence, and bear interest at prime plus 1%.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
------------------------------------------------------------------------------


1.     Description of the Plan (Continued)

       Benefit Payments

       On termination of service due to death, disability or retirement, a Participant may elect to receive an amount equal to the value of the Participant's vested interest in his or her account in either a lump sum payment or annuity payments.

       Investment Income

       Net investment fund income is allocated to each Participant's investment account in the ratio of their individual investment account to the investment fund in total.

       Reclassifications

       Certain amounts from 2001 have been reclassified for comparative purposes.

2.     Summary of Significant Accounting Policies

       The accounting principles and practices which affect the more significant elements of the financial statements are:

       Basis of Accounting

       The financial statements of the Plan are prepared on the accrual basis of accounting.

       Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets and liabilities and changes, therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       Investment Valuation and Income Recognition

       Investments are carried at fair value based upon quoted market prices in active markets at year-end. Income from investments is recorded on an accrual basis. The Plan presents in the statement of changes in net assets the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       Loans Receivable

       Loans receivable from Participants are carried at cost which approximates fair value.

       Administrative Costs

       Various administrative costs, principally administrator's fees, are paid by the Company. Investment expenses are paid by the Plan.

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
------------------------------------------------------------------------------


2.     Summary of Significant Accounting Policies (Continued)

       Risks and Uncertainties

       The Plan provides for various investment options in any combination of mutual funds or the Company's common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.     Investments

       Investments are held within various mutual funds or the Company's common stock as directed by the Participants. While some funds maintain constant net asset values, neither income nor principal is guaranteed for any investments. Participants may make transfers between funds at any time.

       Participants may direct funds in any whole percent increment to the investment vehicles offered by the Plan. The Plan offers 71 mutual funds and the Company's common stock as investment options. The mutual funds have varying investment objectives, which include generating capital appreciation on domestic and international common stocks, interest income from corporate and government bonds and dividend income.

       Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") is the trustee of the Plan. As trustee, Fidelity holds the Plan's investment assets and executes investment transactions.

       The following investments represent 5 percent or more of the Plan's net
       Assets:

                                                                      December 31,
                                                              -----------------------------
                                                                 2002              2001
Fidelity Magellan                                             $13,084,134       $17,818,163
Fidelity Managed Income Portfolio                               7,982,676         7,526,179
Fidelity Spartan U.S. Equity Index                              3,378,068         4,520,089
Fidelity Equity Income                                          8,389,861        10,755,401
Fidelity Retirement Government Money Market                     3,199,393         3,244,087
Fidelity Inter Bond                                             3,157,333                --

       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated on value by $9,208,753 as follows:

Mutual Funds                                                                    $(9,192,430)
Oneida LTD. Common Stock                                                            (16,286)
                                                                                -----------
                                                                                $(9,208,716)
                                                                                -----------
                                                                                -----------

Oneida Ltd. 401(k) Savings Plan

Notes to Financial Statements
------------------------------------------------------------------------------


4.     Transactions with Related Parties

       Certain Plan investments are securities issued by the Company and, therefore, these transactions qualify as party-in-interest transactions. Securities issued by the Company are as follows:


                                                      December 31, 2002      December 31, 2001
                                                     --------------------   --------------------
                                                     Number of     Fair     Number of     Fair
                                                      Shares      Value      Shares      Value
Oneida LTD. Common Stock                              17,751     $127,918    12,059     $156,164

5.     Plan Termination

       Although it has not expressed any intent to do so, the Company reserves the right to discontinue contributions or terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, and after payment of all expenses, the assets of the Plan will be distributed to Participants based upon amounts standing to their credit as of the date of liquidation.

6.     Tax Status

       The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Oneida Ltd. 401(k) Savings Plan

Schedule of Assets Held for Investment Purposes
Schedule H, Item VI(i) of Form 5500 as of December 31, 2002
----------------------------------------------------------------------------------------------------------------

                                                     (c) Description of investment
(a)(b) Identity of issue, borrower             including maturity date, rate of interest,            (e) Current
lessor, or similar party                           collateral, par or maturity value       (d) Cost     Value
                        Mutual Funds
Fidelity Investments Institutional             International Growth & Income                  **          546
Operations Company, Inc.

Fidelity Investments Institutional             Focused Stock                                  **        1,994
Operations Company, Inc.

Fidelity Investments Institutional             Fidelity US Government Reserve                 **        3,467
Operations Company, Inc.

Fidelity Investments Institutional             Fidelity Freedom 2040                          **        5,122
Operations Company, Inc.

Fidelity Investments Institutional             Canada                                         **        9,499
Operations Company, Inc.

Fidelity Investments Institutional             Overseas                                       **        9,531
Operations Company, Inc.

Fidelity Investments Institutional             Pacific Basin                                  **       12,099
Operations Company, Inc.

Fidelity Investments Institutional             Trend Fund                                     **       13,523
Operations Company, Inc.

Fidelity Investments Institutional             New Markets Income                             **       14,681
Operations Company, Inc.

Fidelity Investments Institutional             Fidelity Short-Term Bond                       **       18,680
Operations Company, Inc.

Fidelity Investments Institutional             Latin America                                  **       31,041
Operations Company, Inc.

Fidelity Investments Institutional             Diversified International                      **       31,215
Operations Company, Inc.

Fidelity Investments Institutional             Europe                                         **       33,883
Operations Company, Inc.

Fidelity Investments Institutional             AGGR International Value                       **       34,559
Operations Company, Inc.

Fidelity Investments Institutional             Emerging Markets                               **       35,537
Operations Company, Inc.

Fidelity Investments Institutional             Southeast Asia                                 **       42,926
Operations Company, Inc.



*    Denotes party-in-interest
**  Cost omitted for Participant directed investments

                                   (continued)

Oneida Ltd. 401(k) Savings Plan
Schedule of Assets Held for Investment Purposes
Schedule H, Item VI(i) of Form 5500 as of December 31, 2002
-----------------------------------------------------------

(a)  (b) Identity of issue, borrower      (c) Description of investment including
     lessor, or similar party             maturity date, rate of interest,                    (e) Current
                                          collateral, par or maturity value          (d) Cost     value
              Mutual Funds

     Fidelity Investments Institutional   Japan                                          **     $    67,174
     Operations Company, Inc.

     Fidelity Investments Institutional   Europe Capital Appreciation                    **          74,744
     Operations Company, Inc.

     Fidelity Investments Institutional   Worldwide                                      **         142,562
     Operations Company, Inc.

     Fidelity Investments Institutional   Spartan 500 Index                              **         143,740
     Operations Company, Inc.

     Fidelity Investments Institutional   Value                                          **         144,025
     Operations Company, Inc.

     Fidelity Investments Institutional   Fidelity Freedom 2030                          **         203,847
     Operations Company, Inc.

     Fidelity Investments Institutional   Fidelity International Bond                    **       3,157,333
     Operations Company, Inc.

     Fidelity Investments Institutional   Retirement Gov't Money Market                  **       3,199,393
     Operations Company, Inc.

     Fidelity Investments Institutional   Spartan US Equity Index                        **       3,378,068
     Operations Company, Inc.

     Fidelity Investments Institutional   Managed Income Portfolio                       **       7,982,676
     Operations Company, Inc.

     Fidelity Investments Institutional   Magellan                                       **      13,084,134
     Operations Company, Inc.

     Fidelity Investments Institutional   PIMCO Total Return Fund                        **         350,602
     Operations Company, Inc.

     Fidelity Investments Institutional   Newberger & Berman Genesis Trust               **         248,609
     Operations Company, Inc.

     Fidelity Investments Institutional   Janus Worldwide                                **       1,029,792
     Operations Company, Inc.

     Fidelity Investments Institutional   Templeton Foreign                              **         185,243
     Operations Company, Inc.

   * Fidelity Investments Institutional   Oneida LTD Common Stock                        **         127,918
     Operations Company, Inc.

   * Fidelity Investments Institutional   Participant loans                              **       1,974,787
     Operations Company, Inc.
                                                                                                -----------
                                             Total Investments                                  $50,591,238
                                                                                                -----------
                                                                                                -----------

*  Denotes party-in-interest
** Cost omitted for Participant directed investments

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on his behalf by the undersigned hereunto duly authorized.



                                       ONEIDA LTD. 401(K) SAVINGS PLAN

Dated: June 27, 2003                          By: /s/ GREGG R. DENNY
                                                 -------------------
                                               Gregg R. Denny
                                               Chief Financial Officer
                                               Oneida Ltd.